September 16, 2019 Via EDGAR and Email

Mayer Brown LLP

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Bradley Berman

Counsel

T: +1 212 506 2321

BBerman@mayerbrown.com

Edward P. Bartz Senior Counsel United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:	Alaia Market Linked Trust, Series 7-8 Amendment No. 1 to Registration Statement on Form S-6 To be filed on September 18, 2019 File Nos.: 333-232702 and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we plan to submit to the Securities and Exchange Commission on September 18, 2019 Pre-effective Amendment No. 1 to the above-referenced registration statement (the “Registration Statement”) for the Defined Preservation 90 Fund, Alaia Market Linked Trust, Series 7-8, a series of the Alaia Trust. At your request and based on recent telephone conversations, we describe below how the Alaia Trust has responded to the last round of the Staff’s oral comments.

Principal Investment Strategy – Hypothetical Performance Return Examples

In the paragraph under the first graph, we have added “, reduced by the amount of the trust’s fees and expenses” to the end of the second sentence.

In the paragraph under the second graph, we have added “, reduced by the amount of the trust’s fees and expenses” to the end of the second sentence.

In the paragraph under the third graph, we have added “, reduced by the amount of the trust’s fees and expenses” to the end of the second sentence.

In the paragraph under the fourth graph, we have added “, reduced by the amount of the trust’s fees and expenses” to the end of the third sentence.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).

Mayer Brown LLP
Edward P. Bartz
September 16, 2019
Page 2

In the tabular presentation under the fourth graph, Alaia Trust will reflect the actual terms of the series.

Principal Risks

We have expanded the risk factor relating to non-U.S. securities markets and moved it up to the fourth bullet point. We have also deleted the mid- and small-capitalization risk factor as it is not applicable to this series.

Who Should Invest

In the fourth bullet point, we have added at the end “, which loss could be greater if the units are purchased at a price above the Inception Value.” We have added the same phrase to the end of the 10th bullet point.

Fees and Expenses Table

In footnote (3), we have added as a new third sentence “Units purchased after the close of the initial offering period will not be subject to the creation and development fee.”

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Please feel free to call me at (212) 506-2321 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz
Steve Houston
Vincent Iannuzzi
Anna T. Pinedo
Mingli Wu